Robert K. Kretzman
Executive Vice President, Human Resources,
Chief Legal Officer and General Counsel
Phone:	(212) 527-5695
Fax:	(212) 527-5693
E-mail:	robert.kretzman@revlon.com
January 12, 2010
Ms. Mindy Hooker
Staff Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C. 20549-4631
Re:	Revlon, Inc. Revlon Consumer Products Corporation Form 10-K for the year ended December 31, 2008 Definitive Proxy Statement Filed April 21, 2009 File Nos. 1-11178; 033-59650
Dear Ms. Hooker:
Please find below the response of Revlon, Inc. and Revlon Consumer Products Corporation (“Revlon,” “Products Corporation” and together, the “Company”) to the Staff’s letter, dated December 15, 2009 (the “Comment Letter”), addressed to Alan T. Ennis, now the Company’s President and Chief Executive Officer, regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 (the “2008 Form 10-K”) and Revlon’s definitive Proxy Statement filed with the Commission on April 21, 2009 (the “2009 Proxy Statement” and together with the 2008 Form 10-K, the “Filings”).
Set forth below in this letter are the Company’s responses to the comments of the Staff of the Commission set forth in the Comment Letter (the “Comments”). For the convenience of the Staff, we have restated in this letter (in italics) each of the Comments in the Comment Letter and numbered each of the Company’s responses (in bold) to correspond with the numbers of the Comments in the Comment Letter. Capitalized terms used but not defined in this letter shall have their meanings as set forth in the Company’s Filings.
Form 10-K for the year ended December 31, 2008
Financial Condition, Liquidity and Capital Resources, page 36
1.	We note your disclosure beginning on page F-29 regarding your 9 1/2% Senior Notes due 2011. Please enhance your liquidity discussion in future filings to include the material terms and provision of these obligations. Additionally, we note that these notes contain certain covenants. Please confirm for us that you were in compliance with these covenants at the end of the period presented (including the most recent fiscal quarter end) and if it becomes reasonably likely that you may not comply with a material covenant, please present, for your most significant and restrictive covenants, actual ratios and other actual amounts versus minimum/maximum rations/amounts required as of each reporting date. Such presentation will allow investors to more easily understand your current ability to meet your financial covenants. It may also be necessary to show specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if applicable. See Sections I.D. and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Ms. Mindy Hooker	January 12, 2010
Staff Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C. 20549-4631
COMPANY RESPONSE: In November 2009, the Company refinanced Products Corporation’s 9 1/2% Senior Notes due April 2011 (the “9 1/2% Senior Notes”) with $330 million in aggregate principal amount of new 9 3/4% Senior Secured Notes due November 2015 (“9 3/4% Senior Secured Notes”), the terms of which are more fully described below. The 9 1/2% Senior Notes are therefore no longer outstanding. Accordingly, applying the Staff’s Comment to the new 9 3/4% Senior Secured Notes, the Company will enhance its liquidity discussion within the “Financial Condition, Liquidity and Capital Resources” portion of “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in future filings to include the material terms and provisions of the new 9 3/4% Senior Secured Notes. Specifically, in such disclosure, the Company will reflect that, prior to the maturity of the 9 3/4% Senior Secured Notes on November 15, 2015, interest is payable on May 15 and November 15 of each year, beginning May 15, 2010, requiring bi-annual interest payments of approximately $15.4 million on May 15, 2010, and thereafter approximately $16.1 million on each interest payment date, based on the $330 million aggregate principal face amount of the 9 3/4% Senior Secured Notes outstanding as of December 31, 2009. The 9 3/4% Senior Secured Notes do not include any financial maintenance covenants, such as those that are included in Products Corporation’s 2006 Credit Agreements. The Company will include disclosure of the material covenants under its 9 3/4% Senior Secured Notes in future filings, which are summarized for the Staff below.

The 9 3/4% Senior Secured Notes indenture contains covenants that, among other things, limit (i) the issuance of additional debt and redeemable stock by Products Corporation; (ii) the incurrence of liens; (iii) the issuance of debt and preferred stock by Products Corporation’s subsidiaries; (iv) the payment of dividends on capital stock of Products Corporation and its subsidiaries and the redemption of capital stock of Products Corporation and certain subordinated obligations; (v) the sale of assets and subsidiary stock by Products Corporation; (vi) transactions with affiliates of Products Corporation; (vii) consolidations, mergers and transfers of all or substantially all Products Corporation’s assets; and (viii) certain restrictions on transfers of assets by or distributions from subsidiaries of Products Corporation. All of these limitations and prohibitions, however, are subject to a number of important qualifications and exceptions, which are specified in the 9 3/4% Senior Secured Notes Indenture, which indenture will be filed as an exhibit to Products Corporation’s Form 10-K for the fiscal year ended December 31, 2009.

This will confirm that Products Corporation was in compliance with all applicable covenants under the 9 1/2% Senior Notes, as well as all of its other debt instruments, as of December 31, 2008, and continued to be in compliance with such covenants as of the most recent fiscal quarter end. Additionally, while the Company fully expects that it will remain in compliance with all of its covenants under its 9 3/4% Senior Secured Notes, if it ever became reasonably likely that Products Corporation will not comply with a material covenant under the 9 3/4% Senior Secured Notes, the Company will make appropriate disclosures in its next periodic report.
December 2006 — Credit Agreement Refinancing, page 37
2.	We note that you are obligated to comply with certain financial covenants included in your Credit Agreement and that you were in compliance with these covenants at December 31, 2008. If it

Ms. Mindy Hooker	January 12, 2010
Staff Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C. 20549-4631
becomes reasonable likely that you may not comply with a material covenant, please present, for your most significant and restrictive covenants, actual ratios and other actual amounts versus minimum/maximum rations/amounts required as of each reporting date.

COMPANY RESPONSE: While the Company fully expects that it will remain in compliance with all of its financial covenants under its 2006 Credit Agreements, if it ever became reasonably likely that Products Corporation will not comply with a material financial covenant under the 2006 Credit Agreements, the Company will present in its next periodic report, for its most significant and restrictive covenants, actual ratios and other actual amounts versus minimum/maximum ratios/amounts required as of the relevant reporting date.
Item 15. Exhibits and Financial Statement Schedules, page 62
3.	We note that you do not appear to have publically filed all of the schedules and exhibits to your credit agreement, as amended (Exhibits 4.1 to 4.5), and your term loan agreement (Exhibit 4.8). Please file complete version of both agreements, as amended to date, including all of their schedules and exhibits, with your next periodic report or, if you prefer, a current report on Form 8-K.

COMPANY RESPONSE: To the extent not previously filed, the Company will file all material schedules and exhibits to its 2006 Term Loan Agreement and 2006 Revolving Credit Agreement, as amended to date, with the Company’s next periodic report (its Annual Report on Form 10-K for the fiscal year ending December 31, 2009).
Notes Consolidated Financial Statements
7. Accrued Expenses and Other, page F-21
4.	In future filings please provide a roll forward of your Sales Return Allowance.

COMPANY RESPONSE: The Company will voluntarily provide a roll forward of its Sales Return Allowance in Schedule II, Valuation and Qualifying Accounts, in its future filings.
Definitive Proxy Statement Filed April 21, 2009
Compensation Discussion and Analysis, page 14
General
5.	Throughout your compensation discussion and analysis disclosure, you qualify statements with the word “generally” or similar qualifiers. While it is acceptable to use general statements to provide context or background, please note that the focus of your compensation discussion and analysis disclosure should be on the specific actions relating to the compensation awarded to your named executive officers for the applicable year. Please keep this focus in mind when preparing future filings and try to limit your use of general statements accordingly.

COMPANY RESPONSE: The Company believes that its Compensation Discussion and Analysis focuses on specific actions relating to compensation awarded to the Company’s

Ms. Mindy Hooker	January 12, 2010
Staff Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C. 20549-4631
named executive officers for the applicable year; however, the Company respectfully notes the Staff’s comment and will limit its use of qualifying statements with the word “generally” or similar qualifiers in its future filings.
Market References, page 15
6.	With a view towards future disclosure, please provide us with the names of all the companies in the Comparison Group for 2008. Your existing disclosure suggests that, in addition to the eight companies you have named on page 15, there are additional consumer products companies and companies outside of the consumer products field that were part of the 2008 Comparison Group. In addition, several times throughout your compensation discussion and analysis disclosure you indicate that you target total compensation against “competitive benchmark norms” (e.g., see pages 14 and 15). With a view towards future disclosure, please tell us what you mean by “competitive benchmark norms.” If you mean that you target a particular percentile within the Comparison Group, please clarify this point. Finally, you should disclose in future filings where actual compensation fell with respect to any targeted benchmarks.

COMPANY RESPONSE: Per the Staff’s request, attached hereto as Schedule 6 is a complete listing of our 2008 Comparison Group, as that term was defined and used in our 2009 Proxy Statement.

In response to the Staff’s question regarding the Company’s use of the phrase, “competitive benchmark norms,” please be advised that when reviewing and setting executive officer compensation, the Company considers total compensation, which is comprised of annual base salary, cash bonus and long term incentive compensation (which has historically consisted of restricted stock awards), and then compares such total compensation to market compensation data from third party research firms including Towers Perrin’s U.S. Compensation Data Bank General Industry Executive Database of companies with $1-3 billion in annual revenue. As referred to in the Compensation Discussion and Analysis appearing on page 15 of the Company’s 2009 Proxy Statement, for 2008 the Company targeted total compensation (comprised of annual base salary, cash bonus and stock awards) to be at or near the 50th percentile of competitive benchmark norms. Based on that analysis, total compensation for each of the Company’s named executive officers for 2008 was less than the 50th percentile of these competitive benchmark norms. In future proxy statement filings, the Company will (i) include the names of the companies in the Comparison Group, where applicable, (ii) indicate what is meant by “competitive benchmark norms,” as explained above, and (iii) disclose how named executive officer compensation compared to such norms for the recently-completed fiscal year.
Annual Cash Bonus — Executive Bonus Plan, page 16
7.	With a view towards future disclosure, please provide us with the 2008 individual performance objectives for each of your named executive officers. In addition, please provide us with a materially complete discussion and analysis of the committee’s overall evaluation of how each named executive officer performed with respect to satisfying his individual performance objectives. This discussion and analysis should be reasonably detailed and should show the correlation between each officer’s performance and the committee’s award decision. Finally, to the extent this

Ms. Mindy Hooker	January 12, 2010
Staff Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C. 20549-4631
same performance influenced the committee’s decisions with respect to salary increases and any other material elements of compensation, please note this in your response and prepare future disclosures accordingly.

COMPANY RESPONSE:

When assessing our named executive officers’ performance during 2008, our Compensation Committee reviewed and analyzed, in February 2009, detailed, comprehensive documentary support of each named executive officer’s accomplishments against his respective performance objectives for 2008, including the following:

David Kennedy — President and Chief Executive Officer:

•   The Company’s 2008 reported financial results, which supported the Company’s over-achievement of both its EBITDA target, on which 80% of Mr. Kennedy’s target bonus was based, and its free cash usage target, on which 10% of Mr. Kennedy’s target bonus was based;

• The implementation of a comprehensive product development strategy, on which 5% of Mr. Kennedy’s target bonus was based; and

•   The establishment of a formal written development planning process and written succession planning process designed to improve the Company’s overall organizational capability, on which 5% of Mr. Kennedy’s target bonus was based.

Alan Ennis — Executive Vice President and Chief Financial Officer:

•   The Company’s 2008 reported financial results, which supported the Company’s over-achievement of both its EBITDA target, on which 50% of Mr. Ennis’ target bonus was based, and its free cash usage target, on which 10% of Mr. Ennis’ target bonus was based;

• The continued enhancement of the Company’s financial control environment, on which 10% of Mr. Ennis’ target bonus was based;

• The improvement of the Company’s strategic portfolio planning process and transactional capability, on which 10% of Mr. Ennis’ target bonus was based;

• The improvement of the Company’s forecasting and budgeting processes, on which 10% of Mr. Ennis’ target bonus was based; and

• The design and implementation of development plans for key employees in Finance, on which 10% of Mr. Ennis’ target bonus was based.

Ms. Mindy Hooker	January 12, 2010
Staff Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C. 20549-4631
Robert Kretzman — Executive Vice President, Human Resources, Chief Legal Officer & General Counsel:

•   The Company’s 2008 reported financial results, which supported the Company’s over-achievement of both its EBITDA target, on which 50% of Mr. Kretzman’s target bonus was based, and its free cash usage target, on which 10% of Mr. Kretzman’s target bonus was based;

•   The establishment of a formal written development planning process and written succession planning process designed to improve the Company’s overall organizational capability, on which 20% of Mr. Kretzman’s target bonus was based; and

• The achievement of successful overall legal compliance and the provision of legal services to support the Company’s business strategy, on which 20% of Mr. Kretzman’s target bonus was based.

Based upon review and discussion of the performance of the named executive officers against these objectives and supporting materials, the Compensation Committee determined that each of the Company’s named executive officers had met or exceeded his individual performance objectives for 2008. As a result of such achievement or over-achievement of their performance objectives, the Compensation Committee awarded Mr. Kennedy 100% of his target bonus and each of Messrs. Ennis and Kretzman 111% and 105% of their respective target bonuses, in each case which targets were adjusted for the fact that the Company’s 2008 bonus program was funded at only 75% of target for 2008.

In future filings, the Company will provide discussion of the individual performance objectives of the Company’s named executive officers and discussion and analysis of the Compensation Committee’s overall evaluation of how each named executive officer performed with respect to satisfying his individual performance objectives, including the correlation between each officer’s performance and any compensation action taken by such committee.
Summary Compensation Table, page 21
8.	Please tell us why you decided to use the “Bonus” column for the awards reported therein rather than the “Non-Equity Incentive Plan Compensation” column. In this regard, we note your disclosure on page 16 that the awards “are designed to reward the achievement of specific business objectives approved by the Compensation Committee in the beginning of or immediately preceding each calendar year. These objectives are generally tied to the Company’s financial performance and achievement of its business strategy, including, without limitation, EBITDA and cash flow targets and organizational capability and development objectives.” Please refer to the definitions in Item 402(a)(6) of Regulation S-K.

COMPANY RESPONSE:

The Company will move its disclosure of annual, earned cash bonuses under the Revlon Executive Bonus Plan to the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table in future filings.

Ms. Mindy Hooker	January 12, 2010
Staff Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C. 20549-4631
Employment Agreements and Payments Upon Termination and Change of Control, page 23
9.	In future filings, please disclose the total aggregate dollar amounts of the estimated termination benefits and the estimated change of control benefits payable to your named executive officers.

COMPANY RESPONSE: In its future filings, the Company will include disclosure of the total aggregate dollar amounts of the estimated termination benefits and the estimated change of control benefits payable to the Company’s named executive officers.
As requested by the Staff, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If in the meantime you have any questions, please feel free to call me at (212) 527-5695.
Sincerely,
/s/ Robert K. Kretzman
Cc:	Alan T. Ennis John Hartz, Senior Assistant Chief Accountant, Division of Corporate Finance Errol Sanderson, Financial Analyst Dieter King, Attorney

Schedule 6
2009 Proxy Statement Comparison Group
Personal Care Companies identified in 2009 Proxy Statement:
Avon Products, Inc.
NBTY, Inc.
The Estee Lauder Companies Inc.
Alberto-Culver Company
Church & Dwight Co., Inc.
Nu Skin Enterprises, Inc.
Herbalife Ltd.
Elizabeth Arden, Inc.
Other Comparison Group Companies

Advanced Medical Optics	Ceridian	Harland Clarke	Mary Kay	Scotts Miracle Gro
Alexander & Baldwin	Chesapeake	Hayes-Lemmerz	MacClatchy	Sensata Technologies
American Crystal Sugar	COACH	Hercules	MDS Pharma Services	Shire Pharmaceuticals
AMETEK	Convergys	Herman Miller	Media General	Sigma-Aldrich
Ann Taylor Stores	Crown Castle	HNI	Metavante Technologies	Sirius Satellite Radio

Applera	Cubic	Hospira	MetroPCS Communication	Smith & Nephew
Appleton Papers	Day & Zimmermann	Houghton Mifflin	Millipore	Springs Global US
Arby’s Restaurant Group	Deluxe	Hunt Consolidated	Monaco Coach	Stantec
Arysta LifeScience North	Dentsply	IDEX	Mueller Water Products	Steelcase
America	Discovery Communications	IMS Health	National Semiconductor	Stewart & Stevenson

Barr Pharmaceuticals	Donaldson	International Flavors &	New York Times	TeleTech Holdings
Beckman Coulter	E.W. Scripps	Fragrances	Noranda Aluminum	Teradata
BIC	Endo Pharmaceuticals	International Game Technology	Nypro	Terra Industries
Biogen Idec	Equifax	Iron Mountain	PerkinElmer	Thomas & Betts
Bio-Rad Laboratories	Exterran	Irvine Company	PolyOne	Toro

Blyth	Fleetwood Enterprises	J.M. Smucker	Purdue Pharma	Tupperware
Bob Evans Farms	Flint Group USA	Jack in the Box	Quintiles	Underwriters Laboratories
Bracco Diagnostics	G & K Services	Jostens	Ralcorp Holdings	Uni-Select USA
Brady	GATX	Kaman Industrial Technologies	Rayonier	Virgin Mobile USA
Burger King	General Atomics	Kennametal	Revlon	Vistar

Carpenter Technology	GEO Group	Kerzner International	RF Micro Devices	Vulcan Materials
CashNetUSA	Getty Images	KLA-Tencor	Rich Products	Wendy’s International
Catalent Pharma Solutions	Greif	Magellan Midstream Partners	Safety-Kleen Systems
Celgene	GTECH	Makino	SAS Institute
Cephalon	H. B. Fuller	Martin Marietta Materials	Schreiber Foods